UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Merger with DiamiR Biosciences Corp.

 Aptorum Group Limited, a Cayman Islands exempted company with limited liability (“Aptorum”, “APM,” “Aptorum Group” or the “Company”) and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamR, with DiamiR surviving as a wholly owned subsidiary of Aptorum , and the surviving corporation of the merger with the Merger Sub (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.”

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025.

Immediately prior to the closing of the Merger, Aptorum will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”; the Company immediately following the Domestication and prior to the closing of Merger, “Aptorum Delaware”). In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, and each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware.

At the effective time of the Merger (the “Effective Time”), each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio described in more detail in the section titled “The Merger Agreement-Conversion Ratio” (the “Conversion Ratio”). Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company.

About DiamiR

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. DiamiR is a molecular diagnostics company focused on developing and commercializing minimally invasive tests for early detection and monitoring of neurodegenerative diseases, such as mild cognitive impairment and Alzheimer’s disease, rare neurodevelopmental diseases, such as Rett syndrome, other brain health disorders, and cancer. The proprietary platform technology developed at DiamiR and protected by over 50 issued patents is based on quantitative analysis of organ-enriched microRNAs detectable in blood plasma. In addition to blood-based microRNA panels, as part of its biopharma services DiamiR‘s CLIA/CAP-certified laboratory offers protein and genetic biomarker analyses for screening, patient stratification, disease and treatment monitoring.

Merger Consideration

At the Effective Time, each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock, to the extent that, immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum’s shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company.

Representations and Warranties in the Merger Agreement

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, the following as applicable to each party: (i) due authorization; (ii) no conflicts; (iii) governmental authorities and consents; (iv) capitalization; (v) financial statements and absence of changes; (vi) undisclosed liabilities; (vii) litigation and proceedings; (viii) compliance with laws; (ix) contracts and no defaults; (x) labor matters; (xi) tax matters; (xii) real property; (xiii) intellectual property, privacy and data security; (xiv) brokers’ fees; (xv) related party transactions; (xvi) information supplied; (xvii) insurance; (xviii) U.S. business; and (xix) absence of a material adverse effect.

Covenants in the Merger Agreement

Each of Aptorum and DiamiR has agreed to certain covenants in the Merger Agreement governing the conduct of its respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. In general, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, except as required by applicable law, as set forth in the Merger Agreement or other transaction documents, each party must and must cause each of its subsidiaries to conduct its business in the ordinary course of business in all material respects.

In addition, except as otherwise specifically contemplated by the Merger Agreement, disclosure schedules, or other transaction documents, as may be required by law, or unless the otherwise consented by Aptorum in writing, DiamiR must not and must cause each of its subsidiaries not to:

●	amend its Certificate of Incorporation or other organizational documents, except in the case of any of DiamiR‘s subsidiaries only (excluding DiamiR itself), any such amendment which is not material to the business of DiamiR and its subsidiaries, taken as a whole;

●	liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization;

●	issue or grant any options, warrants or other rights to purchase or obtain any equity securities of DiamiR or any of its subsidiaries;

●	sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens (as defined in the Merger Agreement included hereto as Exhibit 2.1)) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property), in each case in an amount exceeding US$3,000,000 and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by DiamiR in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of intellectual property in the ordinary course of business, (iv) as already contracted by DiamiR or any of its subsidiaries, (v) disclosure of any confidential information of DiamiR and its subsidiaries to any person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among DiamiR and its subsidiaries or among its subsidiaries;

●	except for entries, modifications, amendments, waivers, or terminations in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under or terminate, any Specified Contract (as defined in the Merger Agreement included hereto as Exhibit 2.1);

●	directly or indirectly, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof, in each case in an amount exceeding US$3,000,000;

●	settle any action if such settlement would require payment by DiamiR in an amount greater than US$5,000,000;

●	other than in the ordinary course of business, (i) incur, create or assume any Indebtedness (as defined in the Merger Agreement included hereto as Exhibit 2.1) in an amount exceeding US$3,000,000, other than (x) ordinary course trade payables, (y) between DiamiR and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under DiamiR’s and its subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof, (ii) modify, in any material respect, the terms of any Indebtedness in an amount exceeding US$3,000,000, or (iii) guarantee the obligations of any person for indebtedness for borrowed money in an amount exceeding US$3,000,000;

●	make any loans or advance any money to any person in an amount exceeding US$3,000,000, except for (i) advances in the ordinary course of business to employees, officers or directors of DiamiR or any of its subsidiaries for expenses, (ii) prepayments and deposits paid to suppliers, consultants and contractors of DiamiR or any of its subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of DiamiR or any of its subsidiaries in the ordinary course of business and (iv) advances or other payments among DiamiR and its subsidiaries;

●	make any capital expenditures that in the aggregate exceed US$3,000,000, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

●	make any material change in accounting principles or methods of financial accounting materially affecting the reported consolidated assets, liabilities, or results of operations of DiamiR and its subsidiaries, other than as may be required by applicable accounting standards or applicable Law;

●	make, change or revoke any material Tax election in a manner inconsistent with past practice; change or revoke any material accounting method with respect to Taxes resulting in a material amount of additional Tax or filing of any amended Tax Return which will result in a material amount of additional Tax; file any material Tax Return in a manner inconsistent with past practice which will result in a material amount of additional Tax; settle or compromise any material Tax claim or Tax liability; enter into any material closing agreement with respect to any Tax; or surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for the Intended Tax Treatment (as defined in the Merger Agreement included hereto as Exhibit 2.1), in each case except in the ordinary course of business consistent with its past practice; or

●	enter into any contract that would conflict with the requirement to continue to operate its business in the ordinary course.

In addition, except as otherwise specifically contemplated by the Merger Agreement, disclosure schedules, or other transaction documents, as may be required by law, or unless the otherwise consented by DiamiR in writing, Aptorum must not and must cause each of its subsidiaries not to:

●	change or amend its organizational documents except as expressly contemplated by the Transaction Agreements (as defined in the Merger Agreement included hereto as Exhibit 2.1);

●	(A) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise in respect of any outstanding equity securities; (B) except for (i) the conversion of Aptorum Class B Ordinary Shares into Aptorum Class A ordinary Shares that is initiated by shareholder(s) of Aptorum, issue, sell, grant, or offer to issue, sell, grant any equity securities and (ii) the issuance of shares of Aptorum Common Stock following the Domestication issue, sell, grant, or offer to issue, sell, grant any equity securities, provided, however, each of Aptorum and the DiamiR agree to cooperate to raise additional capital of Aptorum through the sale and issuance of equity securities of Aptorum, provided, further however, the parties agree that any such sale of equity securities of Aptorum following the date of the merger agreement shall dilute each of Aptorum and the DiamiR by 30% and 70%, respectively, so that the Conversion Ratio shall be adjusted to reflect such issuances and dilutions as set forth in this provision. Additionally, any issuances of equity securities under this provision requires the affirmative approval in writing be each of DiamiR and Aptorum; (C) split, subdivide, combine, or reclassify any equity securities, or amend any terms of any equity securities; or (D) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any equity securities;

●	(A) other than the Domestication, fail to maintain its existence or merge, consolidate, combine or amalgamate with any person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof or (C) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, recapitalization, reorganization, public offering or similar transaction (other than the Transactions (as defined in the Merger Agreement included hereto as Exhibit 2.1));

●	other than the sale or dissolution of subsidiaries of Aptorum, as requested by DiamiR in writing, sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property), and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of inventory, tangible assets or equipment deemed by the Aptorum in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of intellectual property in the ordinary course of business, (iv) as already contracted by any Aptorum “Group Company” (as defined in the Merger Agreement included hereto as Exhibit 2.1), (v) disclosure of any confidential information of any Aptorum Group Company (as defined in the Merger Agreement included hereto as Exhibit 2.1) to any person pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions within Aptorum Group Companies;

●	authorize, make, or make any commitment with respect to, any capital expenditure, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

●	make any loans, advances in, any other person (including to any of its officers, directors, agents, or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person;

●	make, change, or revoke any material Tax election; change or revoke any material accounting method with respect to Taxes resulting in a material amount of additional Tax or filing of any amended Tax Return; settle or compromise any material Tax claim or Tax liability; file any Tax Return in a manner materially inconsistent with past practice; or surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Merger from qualifying for the Intended Tax Treatment, in each case except in the ordinary course of business consistent with its past practice;

●	enter into, renew or amend, in any material aspect, the terms of any transaction or contract with a related party of Aptorum without the Company’s prior written consent;

●	settle any pending or threatened Action;

●	incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any Indebtedness, other than (x) ordinary course trade payables, (y) between Aptorum and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under the Aptorum’s and its subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof;

●	issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, or authorize or propose to issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, any equity securities or any options, warrants or other rights to purchase or obtain any equity securities, in each case other than the creation of any Lien on the Aptorum’s equity securities by any third party that is not a Aptorum Group Company;

●	engage in any transaction, activities or business, or enter into any contract or arrangement, other than transactions, activities, business, contracts or arrangements (A) in connection with or incident or related to its continuing corporate existence, (B) contemplated by, or incident or related to, the merger agreement, any other transaction agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

●	change any accounting principles, policies, procedures, or methods (including changes affecting the reported consolidated assets, liabilities, or results of operations) other than as required by applicable accounting standards or applicable Law;

●	other than in the ordinary course of business consistent with past practice, amend, modify, consent to the termination of, or waive any material rights under, any material Aptorum Contract (as defined in the Merger Agreement included hereto as Exhibit 2.1);

●	fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

●	engage in the conduct of any new line of business;

●	enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions; or

●	enter into any contract that would conflict with the requirement to continue to operate its business in the ordinary course.

Conditions to Closing of the Merger

The obligations of the parties to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by each of the parties to the Merger Agreement of the following conditions at or prior to the Closing:

●	the approval of the Domestication Proposal and the completion of the Domestication;

●	the approval of the Nasdaq Stock Issuance Proposal;

●	the conversion of all outstanding convertible debt of Aptorum and of DiamiR;

●	the completion of review by Nasdaq of Aptorum’s listing of additional securities application for the shares to be issued in connection with the Merger, and the continuous listing of Aptorum’s shares on Nasdaq;

●	the declaration by the SEC of the effectiveness of a registration statement on Form S-4 registering the shares of Aptorum Delaware common stock issuable pursuant to the Merger Agreement;

●	the composition of the board of directors of the Combined Company is as agreed between DiamiR and Aptorum and the post-merger officers and directors shall have entered into employment agreements with Aptorum;

●	Aptorum maintaining a certain amount of cash balance and working capital as required at closing; the execution and delivery by each counterparty to the Stockholders Agreement; and

●	the lack of any order issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger being in effect, and no applicable law having been enacted, entered, promulgated or enforced by any governmental authority or otherwise being in effect that prohibits or makes illegal the consummation of the Merger.

In addition, Aptorum’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Aptorum at or prior to the closing of the following conditions:

●	the truth and accuracy of certain representations and warranties of DiamiR set forth in the Merger Agreement as of the date of the Merger Agreement and as of the closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

●	the performance in all material respects of all obligations required to be performed by DiamiR, and the compliance in all material respects of all agreements and covenants required to be complied with by DiamiR, in each case, under the Merger Agreement at or prior to the closing;

●	the receipt by Aptorum of a certificate signed on behalf of DiamiR by an executive officer of DiamiR to the effect that the conditions set forth in the two immediately preceding items have been satisfied; and

●	the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on DiamiR.

In addition, DiamiR’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by DiamiR at or prior to the closing of the following conditions:

●	the truth and accuracy of certain representations and warranties of Aptorum set forth in the Merger Agreement as of the date of the Merger Agreement and as of the closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

●	the performance in all material respects of all obligations required to be performed by Aptorum, and the compliance in all material respects of all agreements and covenants required to be complied with by Aptorum under the Merger Agreement at or prior to the closing;

●	the receipt by DiamiR of a certificate signed on behalf of Aptorum by an executive officer of Aptorum to the effect that the conditions set forth in the two immediately preceding items have been satisfied; and

●	the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on Aptorum.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing, whether before or after receipt of the requisite shareholder approvals, under the following circumstances:

●	by mutual written agreement of Aptorum and DiamiR;

●	by written notice from DiamiR or Aptorum to the other, if there shall be in effect any (i) applicable laws or (ii) governmental order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger, and (y) in the case of clause (ii) such governmental order shall have become final and non-appealable;

●	by written notice from Aptorum to DiamiR, if DiamiR has breached or failed to perform any of its representations, warranties, or covenants or other agreements, which breach or failure to perform (i) would result in the failure of any of the closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by DiamiR before the 30th day following receipt of written notice from Aptorum of such breach or failure to perform, provided that Aptorum shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

●	by written notice from DiamiR, if Aptorum or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements, which breach or failure to perform (i) would result in the failure of any closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by Aptorum or Merger Sub before the 30th day following receipt of written notice from DiamiR of such breach or failure to perform; provided that DiamiR shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

●	by written notice from Aptorum to DiamiR, if DiamiR fails to obtain its stockholders approval;

●	by written notice from DiamiR to Aptorum, if Aptorum fails to obtain its shareholders approval upon vote taken thereon at a duly convened Special Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof);

●	by written notice from Aptorum or DiamiR to the other, if the closing shall not have been consummated on or prior to the Termination Date;

For purposes of the Merger Agreement, “Termination Date” means December 31, 2025; provided that the Termination Date may be extended if expressly so agreed in writing by Aptorum and DiamiR.

In the event that, the Merger Agreement is terminated for reasons other than DiamiR’s breach or failure to perform, and that Aptorum has raised capital by issuance of its equity securities during the Interim Period (as defined in the Merger Agreement included hereto as Exhibit 2.1), Aptorum agrees to pay in cash to DiamiR, a fee in the amount equal to the higher of (i) 70% of cash that Aptorum has as of the date of Termination, and (ii) $2,000,000 (the “Termination Fee”). In the event that the Merger Agreement is terminated and that Aptorum has not raised capital by issuance of its equity securities during the Interim Period, each party agrees to bear its own expenses incurred with the Merger and the related transactions.

Management Services Agreement

At the time of the execution of the Merger Agreement, Aptorum Therapeutics, and DiamiR entered into a management services agreement pursuant to which Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025 in the following positions, subject to change as set forth in the agreement: Alidad Mireskandari, President or CEO; Gary Anthony, Comptroller or CFO; Gyanendra Kumar, V.P. of Assay Development; Kenny Ablordeppey, Director of Assay Development; Jacob Goldman, Data Scientist; and Sydney Finkelstein, Medical Director.

Intellectual Property License Agreement

At the time of the execution of the Merger Agreement, DiamiR, DiamiR LLC, the Company and Aptorum Therapeutics entered into the Licensing Agreement, pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025.

Voting and Support Agreement

Ian Huen, our Chairman and CEO, who beneficially owns 87.17% of the Company’s total voting power as of the date of the Merger Agreement, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement.

Stockholders Agreement

Upon closing of the DiamiR Merger, Aptorum and certain stockholders of DiamiR, who collectively own 84.9% of DiamiR’s outstanding shares, will sign a stockholders agreement (“Stockholders Agreement”), which will be effective so long as the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1) director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%.

For the election of directors of the Combined Company: (1) each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each Stockholder shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote all of its shares of the Combined Company in its sole discretion.

In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the DiamiR Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees.

Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the CEO or CFO of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

Forward Looking Statements

This report includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, Aptorum’s and DiamiR’s expectations with respect to future performance of the Combined Company, ability to recognize the anticipated benefits of the merger; costs related to the Proposed Transactions; the satisfaction of the closing conditions to the Proposed Transactions; the timing of the completion of the Proposed Transactions; global economic conditions; geopolitical events and regulatory changes; and other risks and uncertainties indicated from time to time in the Company’s filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these, and other risk factors is contained in Aptorum’s most recent filings with the SEC and will be contained in the Form S-4 and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning Aptorum, Merger Sub or DiamiR or the transactions described herein or other matters and attributable to Aptorum, Merger Sub or DiamiR, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Aptorum, Merger Sub nor DiamiR undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Non-Solicitation

This report is not a notice of shareholders meeting or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Aptorum or DiamiR, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the Proposed Transactions, Aptorum will file a registration statement on Form S-4 with the SEC and will mail notices of shareholders meeting and other relevant documents to its shareholders. Investors and security holders of Aptorum are advised to read, when available, the Form S-4, and amendments thereto, the notice to shareholders, and amendments thereto, in connection with Aptorum’s solicitation of proxies for its shareholder’ meeting to be held to approve the transactions described herein because the notice to shareholders will contain important information about the transactions and the parties to the transactions. The notices to shareholders will be mailed to Aptorum’s shareholders as of a record date to be established for voting on the proposed transactions. Shareholders will also be able to obtain copies of the notice, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 17 Hanover Square, London W1S 1BN, United Kingdom, attention: Ian Huen.

A registration statement relating to these securities will be filed with the SEC and has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of Aptorum’s registration statement on Form S-4, once available, can be viewed on the SEC’s website.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
2.1	Merger Agreement by and between Aptorum and DiamiR, dated July 14, 2025
10.1	Management Services Agreement by and between Aptorum Therapeutics and DiamiR, dated July 14, 2025
10.2	Intellectual Property License Agreement by and between Aptorum Therapeutics, Aptorum, DiamiR LLC, and DiamiR, dated July 14, 2025
10.3	Voting and Support Agreement by and between Aptorum and its major shareholder, dated July 14, 2025
10.4	Form of Stockholders Agreement
99.1	Press Release

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2025

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer